SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 3)
Kforce Inc.
(Name of Issuer)
Common Stock, par value $.01
(Title of Class of Securities)
493732 10 1
(CUSIP Number)
December 31, 2014
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☐ Rule 13d-1(c)
☒ Rule 13d-1(d)

CUSIP No. 493732 10 1	Page 2 of 4

1	Name of reporting person Richard M. Cocchiaro I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with	5	Sole voting power 1,230,667
	6	Shared voting power 28,368
	7	Sole dispositive power 737,020
	8	Shared dispositive power 522,015
9	Aggregate amount beneficially owned by each reporting person 1,259,035
10	Check box if the aggregate amount in Row (9) excludes certain shares* ☐
11	Percent of class represented by amount in Row 9 4.2%
12	Type of reporting person* IN

CUSIP No. 493732 10 1	Page 3 of 4

Item 1.	(a) Name of Issuer: Kforce Inc., a Florida corporation

(b) Address of Issuer’s Principal Executive Offices: 1001 East Palm Avenue, Tampa, Florida 33605

Item 2.	(a) Name of Person Filing: Richard M. Cocchiaro

(b) Address of Principal Business Office: 1001 East Palm Avenue, Tampa, Florida 33605

(c) Citizenship: U.S.A.

(d) Title of Class of Securities: Common Stock, par value $0.01

(e) CUSIP Number: 493732 10 1

Item 3.	If this statement is filed pursuant to Rule 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4.	Ownership
(a) Amount Beneficially Owned (describe): Of the 1,259,035 shares reported pursuant to this Schedule 13G: (i) 737,020 shares are held directly; (ii) 493,647 shares are held in the David L. Dunkel 1999 Irrevocable Children’s Trust, over which Mr. Cocchiaro has sole voting power and shared dispositive power; (iii) 1,155 shares are held by Mr. Cocchiaro’s children, over which Mr. Cocchiaro has shared voting and dispositive power; (iv) 14,250 shares are held by Mr. Cocchiaro’s spouse, over which Mr. Cocchiaro has shared voting and dispositive power; and (v) 12,963 shares are held by the Cocchiaro Family Foundation, over which Mr. Cocchiaro has shared voting and dispositive power.
(b) Percent of Class: 4.2%, based on 30,587,754 outstanding shares reported on the most recently filed Form 10-Q for the quarter ending September 30, 2014.
(c) Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,230,667

(ii)	Shared power to vote or to direct the vote: 28,368

(iii)	Sole power to dispose or to direct the disposition of: 737,020

(iv)	Shared power to dispose or to direct the disposition of: 522,015

CUSIP No. 493732 10 1	Page 4 of 4

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting the reporting person ceased to be a beneficial owner of more than 5% of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.	Identification and Classification of Members of Group
N/A

Item 9.	Notice of Dissolution of the Group
N/A

Item 10.	Certification
N/A
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2015

By:	/s/ Richard M. Cocchiaro
Richard M. Cocchiaro